1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – February 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for January 2012: On an unconsolidated basis, net sales were approximately NT$34.05 billion, an increase of 11.4 percent over December 2011 and a decrease of 1.1 percent over January 2011.

On a consolidated basis, net sales for January 2012 were approximately NT$ 34.57 billion, an increase of 10.6 percent over December 2011 and a decrease of 2.3 percent over January 2011.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	January 2012	December 2011	M-o-M Increase (Decrease) %	January 2011	Y-o-Y Increase (Decrease) %

Net Sales	34,053	30,567	11.4	34,424	(1.1)

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	January 2012	December 2011	M-o-M Increase (Decrease) %	January 2011	Y-o-Y Increase (Decrease) %

Net Sales	34,569	31,242	10.6	35,371	(2.3)

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125037 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

February 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Jan. 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Jan.	Net sales	34,053,091	34,424,173

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Jan.	Bal. as of period end
TSMC Partners*	34,322,316	103,471	8,277,641

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands) : None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,739,963	—
	Mark to Market Profit/Loss	21,546	—
	Unrealized Profit/Loss	6,622	—
Expired Contracts	Notional Amount	5,353,445	—
	Realized Profit/Loss	66,804	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,953,734	—
	Mark to Market Profit/Loss	(6,628)	—
	Unrealized Profit/Loss	4,036	—
Expired Contracts	Notional Amount	10,747,305	—
	Realized Profit/Loss	(2,854)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	72,336	—
	Mark to Market Profit/Loss	1,645	—
	Unrealized Profit/Loss	877	—
Expired Contracts	Notional Amount	633,859	—
	Realized Profit/Loss	(505)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	200,111	455,285
	Mark to Market Profit/Loss	(2,241)	(6,419)
	Unrealized Profit/Loss	(2,179)	(6,360)
Expired Contracts	Notional Amount	131,450	208,398
	Realized Profit/Loss	(565)	(4,070)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	39,097	292,231
	Mark to Market Profit/Loss	(664)	(2,386)
	Unrealized Profit/Loss	(671)	(2,326)
Expired Contracts	Notional Amount	9,084	212,033
	Realized Profit/Loss	2	(3,941)
Equity price linked product (Y/N)		N	N